December 19, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Jessica Livingston Justin Dobbie

Re:	Northrim BanCorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 14, 2008 File No. 000-33501
Dear Ms. Livingston:
On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated December 5, 2008, containing certain comments regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007, filed on March 14, 2008. We are in the process of carefully reviewing and considering each comment contained in that letter and respectfully request an extension of the response time. We expect to provide a response to the above referenced letter no later than December 31, 2008.
*****
The Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
December 19, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (425) 646-6141 or my colleague Ryan York at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter.
Very truly yours,

Davis Wright Tremaine LLP	Northrim Bancorp

/S/ SANDRA GALLAGHER-ALFORD	/S/ JOSEPH M. SCHIERHORN

Sandra Gallagher-Alford	Joseph M. Schierhorn
Chief Financial Officer